SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

3rd April 2006

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

File No. 0-17630

CRH Annual General Meeting Circular, CRH Proxy Form and

2005 Final Dividend Scrip Documentation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date:	3rd April 2006	By:	/s/ M. Lee
M. Lee Finance Director

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of shareholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act, 1995 or the Stock Exchange Act, 1995 of Ireland and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the UK Financial Services and Markets Act 2000) immediately.

If you have sold or transferred all of your registered holding of Ordinary Shares in CRH plc, please forward this document and the accompanying Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Annual General Meeting

Wednesday, 3rd May 2006

Notice of the Annual General Meeting of CRH plc, to be held at Jurys Hotel, Ballsbridge, Dublin 4, on Wednesday, 3rd May 2006, is set out in this document, accompanying which is a Form of Proxy for use in connection with the Resolutions at the Meeting. To be valid, Forms of Proxy must be received by the Company’s Registrar, Capita Corporate Registrars Plc, either electronically or to P.O. Box 7117, Dublin 2 (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7 (if delivered by hand), not later than 3 p.m. on 1st May 2006.

CRH plc The International Building Materials Group	Registered Office 42 Fitzwilliam Square Dublin 2 Ireland — TELEPHONE +353.1.634 4340 FAX +353.1.676 5013 E-MAIL crh42@crh.com WEBSITE www.crh.com
31st March 2006
To the holders of Ordinary Shares and, for information only, to the holders of Preference Shares.

Dear Shareholder,

You will find set out on pages 6 and 7 of this document the Notice convening the Annual General Meeting of the Company (the “Meeting”) to be held on 3rd May 2006.

Annual General Meeting

In addition to the ordinary business to be transacted at the Meeting (see Resolutions 1 to 8 in the Notice of Meeting), your Board proposes additional business as set out in Resolution 9, which is summarised below.

Performance Share Plan

During 2005, the Remuneration Committee (the “Committee”), with the assistance of external advisers, undertook a thorough review of the Company’s compensation arrangements for executive Directors and senior managers, the structure of which has been largely unchanged since the 1990s. The review took account of the global nature of the Group’s business, changes in the accounting treatment of long-term incentive schemes and developments in market practice in relation to these schemes.

It is CRH policy to provide market competitive reward opportunities for key employees and to link a substantial proportion of their remuneration to the financial performance of the Group. Long-term incentive plans involving conditional awards of shares are now a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders. The Committee concluded that CRH should introduce a Performance Share Plan (the “Plan”), tied to Total Shareholder Return (“TSR”) to be measured over a three year period. Half of the award will be assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the EuroFirst 300 Index. An Earnings Per Share (“EPS”) underpin of Consumer Price Index (“CPI”) plus 5% per annum will also be applied; if this EPS growth target is not achieved, the award will lapse, irrespective of the TSR performance.

Each half of the award will lapse if over the three year period CRH’s TSR is below the median of the relevant peer group/index; 30% of the relevant half of an award will vest if CRH’s performance is equal to the median of the relevant peer group/index, while all of the half will vest if CRH’s performance is equal to or greater than the 75th percentile. For performance between the 50th and 75th percentiles, between 30% and 100% of the relevant half of an award will vest on a straight-line basis.

Registered in Dublin

No. 12965

—

DIRECTORS:

P.J. Molloy Chairman

W.I. O’Mahony Chief

Executive

D.W. Doyle

N. Hartery

T.W. Hill (USA)

J.M. de Jong (Dutch)

D.M. Kennedy

M. Lee

K. McGowan

T.V. Neill (British)

A. O’Brien

J.M.C. O’Connor

J.L. Wittstock (USA)

Secretary A. Malone

Awards may be made to any eligible employee over shares worth up to 150% of the individual’s basic salary in any year. The number of shares to be awarded will be determined by reference to the market value of the Company’s shares at the time of grant.

The Committee believes that the introduction of the Plan, which reflects changing market practices for companies of a similar size and complexity, with large operations in Europe and the United States, will ensure that CRH can continue to recruit, retain and motivate high quality executives across its global areas of operation. The Plan has been approved by the Irish Association of Investment Managers.

A summary of the principal features of the proposed Plan is set out in the Appendix to this letter.

In the light of the introduction of the Performance Share Plan, the Committee has decided that no further second tier options will be granted under the current Executive Share Option Scheme, approved by shareholders in May 2000. However, basic tier options will continue to be granted under that Scheme.

Recommendation

Your Directors believe that the Resolutions to be proposed at the Meeting are in the best interests of the Company and its shareholders as a whole and, therefore, recommend that you vote in favour of the Resolutions. Your Directors intend to vote in favour of the Resolutions in respect of their own beneficial holdings of Ordinary Shares, amounting in total, on 21st March 2006, to 1,241,254 Ordinary Shares, representing approximately 0.23% of the issued Ordinary share capital of your Company.

Yours faithfully,

P.J. Molloy

Chairman

Appendix

Summary of the principal features of the 2006 CRH plc Performance Share Plan

1.	General

The Remuneration Committee of the Board of Directors of the Company will oversee the operation of the Plan.

2.	Eligibility

The Plan is open to any eligible employee (being an employee of the Company or any of its subsidiaries) nominated by the Committee. However, awards may be made only to individuals who are not within three years, or in exceptional circumstances two years, of their anticipated retirement date, or such shorter period (being not less than six months) as may be indicated from time to time in the guidelines published by the Irish Association of Investment Managers.

3.	Source of Shares

Vesting of awards under the Plan may be satisfied either through the allotment of new Ordinary Shares of the Company (including any Treasury Shares then in issue) or the purchase of Ordinary Shares on the market.

4.	Dilution Limits

The Plan will be included in the relevant dilution limits governing all employee share schemes. No more than 10% of the Company’s issued Ordinary share capital may be issued in any ten year period in respect of the Plan and the Company’s share option schemes. A flow rate of 1% per annum, on a cumulative basis, will apply in respect of the Plan and the share option schemes.

5.	Individual Limits

Awards may be made to any eligible employee over shares worth up to 150% of the individual’s basic salary in any year. The number of shares to be awarded will be determined by reference to the market value of the Company’s shares at the time of grant. The size of any individual’s award will be determined by the Committee and it will reflect the Company’s policy to provide market competitive reward opportunities for key employees and to link a substantial proportion of their remuneration to the financial performance of the Group. Awards under the Plan are not pensionable.

6.	Performance Criteria

The Company’s Total Shareholder Return (“TSR”) will be compared to that of companies in two separate comparator groups - a group of global building materials companies (the “Peer Group”) and a group of top European companies (the constituents of the EuroFirst 300 Index). Vesting of half of each award will be determined by the Company’s TSR performance against each comparator group over three consecutive complete financial years beginning with that in which the award is granted. No re-testing is permitted.

•	100% of the relevant part of any award will vest if the Company is placed at or above the upper quartile of the relevant comparator group

•	30% of the relevant part of any award will vest if the Company is placed at the median of the comparator group

•	No part of the award will vest for performance below median of the comparator group

•	For performance between median and upper quartile, a prorated amount will vest

In addition, vesting will depend on achievement of an Earnings Per Share (“EPS”) growth target of Consumer Price Index (“CPI”) plus 5% per annum over the same period.

The Committee may review the composition of the Peer Group from time to time to take account of changes in circumstances including, but not limited to, cases where companies are subject to a takeover, merger or a change of focus provided, however, that changes to 50% or more of the composition of the Peer Group shall not be made without the Committee consulting first with the Irish Association of Investment Managers. The Committee may modify the EPS performance condition if, following agreement with the Irish Association of Investment Managers, it is satisfied that there are valid reasons to do so or where such requirement has ceased to be a requirement of the Irish Association of Investment Managers.

7.	Cessation of Employment

Generally, an award will lapse upon a participant leaving the Group. However, where the cessation of employment is by reason of death, ill health, injury, disability, retirement at normal retirement age or retirement at any age with the agreement of the Company, or if the company by which the participant is employed ceases to be a member of the CRH Group, or in other exceptional circumstances at the discretion of the Committee (for example, redundancy), then the Committee will determine the extent, if any, to which the award has vested.

8.	Adjustment of Awards

In the event of any variation of capital, including a capitalisation issue, a rights issue, a sub-division or consolidation of shares, a reduction of capital, payment of a special dividend or similar event, the Committee may make such adjustments as it considers appropriate to the number of shares comprised in any award.

9.	Change of Control

Awards can vest early in the event of a takeover, scheme of arrangement or winding up of the Company, at the discretion of the Committee.

10.	Alterations to the Plan

The provisions of the Plan cannot be altered to the advantage of participants without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Plan or for the Company or for members of the CRH Group).

NOTICE OF MEETING

The Annual General Meeting of CRH plc will be held at Jurys Hotel, Ballsbridge, Dublin at 3 p.m. on Wednesday, 3rd May 2006 for the following purposes:

1.	To consider the Company’s financial statements and the Reports of the Directors and Auditors for the year ended 31st December 2005.

2.	To declare a dividend on the Ordinary Shares.

3.	To re-elect the following Directors:

Mr. D.W. Doyle

Mr. J.M. de Jong

Mr. D.M. Kennedy

Mr. M. Lee

in accordance with Article 103.

4.	To authorise the Directors to fix the remuneration of the Auditors.

5.	To consider and, if thought fit, to pass as an Ordinary Resolution:

That in accordance with the powers, provisions and limitations of Article 11(d) of the Articles of Association of the Company, the Directors be and they are hereby authorised to allot relevant securities up to an aggregate nominal amount equal to the authorised but as yet unissued share capital of the Company at the close of business on the date of the passing of this Resolution for a period of five years.

6.	To consider and, if thought fit, to pass as a Special Resolution:

That in accordance with the powers, provisions and limitations of Article 11(e) of the Articles of Association of the Company, the Directors be and they are hereby empowered to allot equity securities for cash and in respect of sub-paragraph (iii) thereof up to an aggregate nominal value of €9,119,000. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2007 or 2nd August 2007.

7.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to purchase Ordinary Shares on the market (as defined in Section 212 of the Companies Act, 1990), in the manner provided for in Article 8A of the Articles of Association of the Company, up to a maximum of 10% of the Ordinary Shares in issue at the date of the passing of this Resolution. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2007 or 2nd August 2007.

8.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to re-issue Treasury Shares (as defined in Section 209 of the Companies Act, 1990), in the manner provided for in Article 8B of the Articles of Association of the Company. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2007 or 2nd August 2007.

Special Business

9.	To consider and, if thought fit, to pass as an Ordinary Resolution:

That approval be and is hereby given to the establishment by the Company of the CRH 2006 Performance Share Plan, the principal features of which are summarised in the Circular to shareholders dated 31st March 2006 which accompanies the Notice convening this Meeting, the rules of which are contained in the document produced to the Meeting and initialled by the Chairman of the Meeting for the purpose of identification; and that the Directors be and are hereby authorised to:

(a)	take all such actions or steps as may be necessary to implement or give effect to the Plan;

(b)	establish further plans based on the CRH 2006 Performance Share Plan but modified to take account of local tax, exchange control, or securities law in overseas territories, provided that such further plans shall count against any limits on individual participation under the Plan.

For the Board, A. Malone, Secretary,

42 Fitzwilliam Square, Dublin 2.

31st March 2006

Notes

(1)	The final dividend, if approved, will be paid on the Ordinary Shares on 8th May 2006.
(2)	Any member entitled to attend and vote at this Meeting may appoint a proxy who need not be a member of the Company.
(3)	Shareholders who wish to submit proxies via the internet may do so by accessing either CRH’s website and selecting “Registrars” under “Shareholder Services” in the Investor Relations section or by accessing the Registrars’ website, www.capitacorporateregistrars.ie and selecting “login to Shareholder Services” under “Online Services”. To submit a proxy on-line shareholders are initially required to register for the service.
(4)	CREST members who wish to appoint a proxy through the CREST electronic appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction given using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrars (ID R044) not later than 3 p.m. on 1st May 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.
(5)	Pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6 p.m. on Monday, 1st May 2006 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.
(6)	The holders of Preference Shares, although entitled to receive copies of the reports and financial statements, are not entitled to attend and vote at this Meeting in respect of their holdings of such shares.
(7)	A copy of the rules of the proposed CRH 2006 Performance Share Plan referred to above is available for inspection at the registered office of the Company, 42 Fitzwilliam Square, Dublin 2, at the offices of Arthur Cox, Arthur Cox Building, Earlsfort Terrace, Dublin 2, and at the offices of UBS Limited, 1-2 Finsbury Avenue, London EC2M 2PP during normal business hours on any weekday (Saturdays and public holidays excepted) up to 3rd May 2006 and at Jurys Hotel from 15 minutes prior to the Annual General Meeting until the conclusion of the Meeting.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

CRHplc The International Building Materials Group	RegisteredOffice 42 Fitzwilliam Square Dublin 2 Ireland — TELEPHONE +353.1.634 4340 FAX +353.1.676 5013 E-MAIL crh42@crh.com WEBSITE www.crh.com

31st March 2006 To the holders of Ordinary Shares.
SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND OF 27.75 CENT PER SHARE TO BE PAID ON 8th MAY 2006

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to shareholders in respect of the final dividend of 27.75 cent per share to be paid on the Ordinary Shares on 8th May 2006, subject to the approval of the dividend at the Annual General Meeting to be held on 3rd May 2006.

The price of one New Share will be €28.48. Accordingly, your entitlement will be one New Share for every 128.288288 Ordinary Shares held where dividend withholding tax applies and for every 102.630631 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, as set out in a booklet dated September 2002, which has been sent to all shareholders. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the booklet which summarises the likely tax consequences. If you require an additional copy of the booklet please contact Capita Corporate Registrars Plc at +353 1 8102400.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully,

P.J. Molloy

Chairman

Registered in Dublin

No. 12965

—

DIRECTORS:

P.J. Molloy Chairman

W.I. O’Mahony Chief Executive

D.W. Doyle

N. Hartery

T.W. Hill (USA)

J.M. de Jong (Dutch)

D.M. Kennedy

M. Lee

K. McGowan

T.V. Neill (British)

A. O’Brien

J.M.C. O’Connor

J.L. Wittstock (USA)

Secretary A. Malone

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND FOR THE

YEAR ENDED 31st DECEMBER 2005

1.	Basis of Calculation

Shareholders on the Register on 17th March 2006, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the final dividend of 27.75 cent per Ordinary Share and a value for each New Share of €28.48. The value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 15th March 2006, being the day on which the Ordinary Shares were first quoted ex-dividend. The entitlement is one New Share for every 128.288288 Ordinary Shares held where dividend withholding tax applies and for every 102.630631 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and (b) trading on the London Stock Exchange’s market for listed securities. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the final dividend, all shareholders entitled thereto elected to receive New Shares instead of cash, a total of 5,237,088 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 0.97% in the Company’s existing issued Ordinary Share Capital. If all shareholders elected to receive cash the amount payable by the Company would be €149,152,273.

2.	Mandate Scheme

A Mandate may only be given in respect of all and not part of a shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Corporate Registrars Plc by 12 noon on 21st April 2006 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Corporate Registrars Plc, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2005 final dividend the latest time and date is 12 noon on 21st April 2006.

3.	If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 15th March 2006 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.	Timetable of Events

Ordinary Shares quoted ex-dividend	15th March 2006
Record Date for Dividend	17th March 2006
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	31st March 2006
Latest date for receipt of completed Election and Mandate Forms	21st April 2006
Latest date for receipt of notices of revocation	21st April 2006
Annual General Meeting	3rd May 2006
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	5th May 2006
Despatch of definitive Share Certificates for New Shares	5th May 2006
Dividend payment date	8th May 2006
CREST accounts credited with New Shares	8th May 2006
Dealings expected to commence in the New Shares	8th May 2006

☐

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 15th March 2006 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH plc Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2. 2005 FINAL DIVIDEND - SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement THE NOTES BELOW EXPLAIN HOW TO DEAL WITH THIS FORM

	Box A Registered holding of Ordinary Shares on 17th March 2006	Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an “X” to effect a mandate in respect of future dividends

* Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman’s Letter dated 31st March 2006 (the “Circular”) and the Terms and Conditions booklet dated September 2002 should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1	If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:

	(i)	To receive your maximum entitlement to New Shares in respect of the final dividend: take no action.

or

	(ii)	To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2	If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:

	(i)	To receive your maximum entitlement to New Shares instead of cash for the final dividend: sign and date this Form.

or

	(ii)	To receive your maximum entitlement to New Shares in respect of the final dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form.

or

	(iii)	To receive a combination of New Shares and cash in respect of the final dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The final dividend will be paid in cash in respect of the Ordinary Shares on which no election is made.

or

	(iv)	To receive your total final dividend in cash: take no action. Do not return this Form. The final dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii) your completed Form or your notice of revocation, as the case may be, should be sent to Capita Corporate Registrars Plc, in the prepaid envelope provided, so as to arrive no later than 12 noon on 21st April 2006.

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 17th March 2006, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the final dividend for the year ended 31st December 2005, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid.

I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.

(1) Signature:	(2) Signature:

(3) Signature:	(4) Signature:

Dated:	Daytime Tel. No.
(in case of queries)
Notes:	1. All joint holders must sign.
2. A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
3. If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this form.

All enquiries regarding this Form should be addressed to Capita Corporate Registrars Plc,

P.O. Box 7117, Dublin 2. Tel. (01) 8102400, Fax (01) 8102422

CRH plc    Form of Proxy for the Annual General Meeting to be held on 3rd May 2006

Please indicate with an “X” in the boxes below how you wish your votes to be cast.

Resolutions to be voted on are set out in detail in the Notice of the Meeting.

		For	Against	CRH plc Form of Proxy for Annual General Meeting

1.	Consideration of financial statements and Reports of Directors and Auditors	☐	☐

2. 3.	Declaration of a dividend Re-election of Directors:	☐	☐	I/We the undersigned being an Ordinary shareholder/shareholders of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting*
	(a) D. W. Doyle	☐	☐
	(b) J. M. de Jong	☐	☐

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 3 p.m. on 3rd May 2006 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit.

Names of all joint holders, if applicable (in block letters)

	(c) D. M. Kennedy	☐	☐
	(d) M. Lee	☐	☐
4.	Remuneration of Auditors	☐	☐
5.	Authority to allot shares	☐	☐
6.	Disapplication of pre-emption rights	☐	☐
7.	Authority to purchase own Ordinary/Income Shares	☐	☐	1.

8.	Authority in relation to re-issue price range of treasury shares	☐	☐	2.

9.	Performance Share Plan	☐	☐	3.

4.

Signed:

Date:

Notes on completing proxy form:

1.	*If it is desired to appoint another person as proxy the words “the duly appointed Chairman of the Meeting” should be deleted and the name of the proxy, who need not be a shareholder of the Company, inserted instead.

2.	Please indicate how you wish your proxy to vote by placing an “x” in the appropriate box. Unless otherwise directed and in respect of any other resolutions moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

3.	This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be received by the Company’s Registrars, Capita Corporate Registrars Plc, either electronically or to P.O. Box 7117, Dublin 2 (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7 (if delivered by hand) not later than 3.00pm on 1st May 2006.

4.	Shareholders, including CREST members, wishing to appoint a proxy electronically should refer to the notes to the Notice of the Annual General Meeting and the enclosed explanatory letter.

5.	Where the appointer is a body corporate this form must be under seal or under the hand of a duly authorised officer or attorney.

6.	In joint accounts the names of all joint holders should be stated. However, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

7.	The return of a proxy form will not preclude any member from attending the Meeting, speaking and voting in person should he/she wish to do so.

CRH plc Annual General Meeting 2006        Holder Ref:

Jurys Hotel, Ballsbridge, Dublin 4, 3rd May 2006 at 3.00pm

Attendance Form Ordinary Shareholders

Please do not post this section of the form but present

it personally to gain admittance to the meeting

Signature: